Exhibit 99.1

INDEX TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CASTOR MARITIME INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
December 31, 2022 and September 30, 2023
(Expressed in U.S. Dollars – except for share data)

ASSETS		December 31,	September 30,
CURRENT ASSETS:	Note	2022	2023
Cash and cash equivalents		$100,593,557	$85,810,135
Restricted cash	8	1,684,269	1,384,566
Accounts receivable trade, net		2,706,412	2,471,781
Due from related parties	4	2,437,354	5,348,216
Inventories		1,939,689	1,437,845
Prepaid expenses and other assets		2,065,539	3,429,829
Investment in equity securities	9	—	58,484,745
Assets held for sale	7(b)	—	12,785,218
Deferred charges, net		51,138	93,628
Current assets of discontinued operations	3	54,763,308	—
Total current assets		166,241,266	171,245,963

NON-CURRENT ASSETS:
Vessels, net	7	343,408,466	293,380,517
Restricted cash	8	7,550,000	7,805,000
Due from related parties	4	3,514,098	5,934,351
Prepaid expenses and other assets		1,626,000	1,220,000
Deferred charges, net	5	5,357,816	4,180,593
Fair value of acquired time charters	6	2,507,506	671,770
Investment in related party	4	—	117,529,357
Non-current assets of discontinued operations	3	102,715,796	—
Total non-current assets		466,679,682	430,721,588

Total assets		$632,920,948	$601,967,551

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	8	29,170,815	18,982,140
Liability associated with assets held for sale, net	7(b)	—	3,150,000
Accounts payable		7,593,981	4,106,248
Deferred revenue		2,583,879	1,871,625
Accrued liabilities		5,494,043	3,883,256
Due to related parties	4 (d)	—	381,944
Current liabilities of discontinued operations	3	6,519,051	—
Total current liabilities		51,361,769	32,375,213

NON-CURRENT LIABILITIES:
Long-term debt, net	8	109,600,947	82,276,763
Non-current liabilities of discontinued operations	3	10,463,172	—
Total non-current liabilities		120,064,119	82,276,763

Commitments and contingencies	12

MEZZANINE EQUITY:
5.00% Series D fixed rate cumulative perpetual convertible preferred shares: 0 and 50,000 shares issued and outstanding as of December 31, 2022, and September 30, 2023, respectively, aggregate liquidation preference of $0 and $50,000,000 as of December 31, 2022 and September 30, 2023, respectively		—	49,426,216
Total mezzanine equity	10	—	49,426,216

SHAREHOLDERS’ EQUITY:
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 94,610,088 and 96,623,876 issued and outstanding as of December 31, 2022, and September 30, 2023, respectively	10	94,610	96,624
Preferred shares, $0.001 par value: 50,000,000 shares authorized; Series B Preferred Shares – 12,000 shares issued and outstanding as of December 31, 2022, and September 30, 2023	10	12	12
Additional paid-in capital		303,658,153	266,876,641
Retained earnings		157,742,285	170,916,082
Total shareholders’ equity		461,495,060	437,889,359
Total liabilities, mezzanine equity and shareholders’ equity		$632,920,948	$601,967,551

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the nine months ended September 30, 2022 and 2023
(Expressed in U.S. Dollars – except for share data)

		Nine Months Ended September 30,	Nine Months Ended September 30,
	Note	2022	2023
REVENUES:
Time charter revenues	6,14	$118,920,093	$71,151,984
Total vessel revenues		118,920,093	71,151,984

EXPENSES:
Voyage expenses (including $1,535,676 and $933,597 to related party for the nine months ended September 30, 2022, and 2023, respectively)	4, 15	(2,147,721)	(3,970,433)
Vessel operating expenses	15	(30,950,947)	(31,818,005)
Management fees to related parties	4	(4,779,000)	(5,448,799)
Depreciation and amortization	5,7	(13,391,867)	(17,225,392)
General and administrative expenses (including $1,350,000 and $2,299,500 to related party for the nine months ended September 30, 2022, and 2023, respectively)	4, 16	(4,403,724)	(4,402,153)
Gain on sale of vessel	7	—	6,278,454
Total expenses		(55,673,259)	(56,586,328)

Operating income		63,246,834	14,565,656

OTHER INCOME/(EXPENSES):
Interest and finance costs	8,17	(5,131,362)	(8,825,294)
Interest income		653,916	2,206,599
Foreign exchange gains / (losses)		136,837	(72,878)
Dividend income on equity securities	9	3,528	1,173,072
Dividend income from related party	4	—	808,889
Gain on sale of equity securities		—	2,636
Unrealized gains / (losses) on equity securities	9	39,756	(13,470,342)
Total other expenses, net		(4,297,325)	(18,177,318)

Net income / (loss) and comprehensive income / (loss), from continuing operations, before taxes		$58,949,509	$(3,611,662)
Income taxes		(252,474)	(98,906)
Net income / (loss) and comprehensive income / (loss) from continuing operations, net of taxes		$58,697,035	$(3,710,568)
Net income and comprehensive income from discontinued operations, net of taxes	3	26,182,107	17,339,332
Net income and comprehensive income		84,879,142	13,628,764
Dividend on Series D Preferred Shares		—	(381,944)
Deemed dividend on Series D Preferred Shares		—	(73,023)
Net income attributable to common shareholders		84,879,142	13,173,797

Earnings / (loss) per common share, basic and diluted, continuing operations	13	0.62	(0.04)
Earnings per common share, basic and diluted, discontinued operations	13	0.28	0.18
Earnings per common share, basic and diluted, Total	13	0.90	0.14
Weighted average number of common shares, basic and diluted	13	94,610,088	95,403,071

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND MEZZANINE EQUITY
For the nine months ended September 30, 2022, and 2023
(Expressed in U.S. Dollars – except for share data)

	Number of Shares Issued						Mezzanine equity
	Common shares	Series B Preferred shares	Par Value of Shares issued	Additional Paid-in capital	Retained earnings	Total Shareholders’ Equity	# of Series D Preferred Shares	Mezzanine Equity
Balance, December 31, 2021	94,610,088	12,000	94,622	303,658,153	39,181,595	342,934,370	—	—
- Net income and comprehensive income	—	—	—	—	84,879,142	84,879,142	—	—
Balance, September 30, 2022	94,610,088	12,000	94,622	303,658,153	124,060,737	427,813,512	—	—

Balance, December 31, 2022	94,610,088	12,000	94,622	303,658,153	157,742,285	461,495,060	—	—
- Net income and comprehensive income	—	—	—	—	13,628,764	13,628,764	—	—
- Distribution of net assets of Toro Corp. to shareholders (Note 1)	—	—		(37,919,432)	—	(37,919,432)	—	—
- Issuance of common shares pursuant to the ATM Program (Note 10)	2,013,788	—	2,014	637,920	—	639,934	—	—
- Issuance of Series D Preferred Shares, net of costs (Note 10)	—	—	—	—	—	—	50,000	49,353,193
- Capital contribution from Toro, pursuant to the issuance of Series D Preferred Shares (Note 10)	—	—	—	500,000	—	500,000	—	—
- Dividend on Series D Preferred Shares	—	—	—	—	(381,944)	(381,944)	—	—
- Deemed dividend on Series D Preferred Shares (Note 10)	—	—	—	—	(73,023)	(73,023)	—	73,023
Balance, September 30, 2023	96,623,876	12,000	96,636	266,876,641	170,916,082	437,889,359	50,000	49,426,216

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine months ended September 30, 2022, and 2023 (Expressed in U.S. Dollars)

	Note	Nine months Ended September 30,	Nine months Ended September 30,
		2022	2023
Cash Flows provided by Operating Activities of Continuing Operations:
Net income		84,879,142	13,628,764
Less: Net income from discontinued operations, net of taxes		26,182,107	17,339,332
Net income / (loss) from continuing operations, net of taxes		$58,697,035	$(3,710,568)
Adjustments to reconcile net income / (loss) from Continuing operations to net cash provided by Operating Activities:
Depreciation and amortization	5,7	13,391,867	17,225,392
Amortization of deferred finance charges	17	551,652	672,441
Amortization of fair value of acquired time charters	6	—	1,835,735
Gain on sale of vessel	7	—	(6,278,454)
Unrealized (gains) / losses on equity securities	9	(39,756)	13,470,342
Realized gain on sale of equity securities		—	(2,636)
Changes in operating assets and liabilities:
Accounts receivable trade, net		2,889,646	234,631
Inventories		(2,315,432)	447,541
Due from/to related parties		(9,699,137)	(5,638,336)
Prepaid expenses and other assets		407,082	(958,289)
Other deferred charges		148,572	(42,490)
Accounts payable		1,200,507	(1,987,440)
Accrued liabilities		974,565	(1,603,572)
Deferred revenue		(1,325,603)	(712,255)
Dry-dock costs paid		(1,528,701)	(1,781,351)
Net Cash provided by Operating Activities from Continuing Operations		63,352,297	11,170,691

Cash flow used in Investing Activities of Continuing Operations:
Vessel acquisitions and other vessel improvements	7	(22,895,661)	(204,763)
Purchase of equity securities		(60,750)	(72,211,450)
Proceeds from sale of equity securities		—	258,999
Advance received for sale of vessel			3,150,000
Net proceeds from sale of vessel		—	28,031,102
Net cash used in Investing Activities from Continuing Operations		(22,956,411)	(40,976,112)

Cash flows provided by Financing Activities of Continuing Operations:
Gross proceeds from issuance of common shares		—	881,827
Common share issuance expenses		(65,797)	(241,893)
Proceeds from Series D Preferred Shares, net of costs		—	49,853,193
Proceeds from long-term debt	8	55,000,000	—
Repayment of long-term debt	8	(17,298,499)	(38,185,300)
Payment of deferred financing costs		(704,559)	(25,178)
Proceeds received from Toro Corp. related to Spin-Off	4	—	2,694,647
Net cash provided by Financing Activities from continuing operations		36,931,145	14,977,296

Cash flows of discontinued operations:
Net Cash provided by Operating Activities from discontinued operations		13,917,491	20,409,041
Net cash provided by / (used in) Investing Activities from discontinued operations		11,857,255	(153,861)
Net cash used in Financing Activities from discontinued operations		(2,375,000)	(62,734,774)
Net cash provided by / (used in) discontinued operations		23,399,746	(42,479,594)

Net increase/(decrease) in cash, cash equivalents, and restricted cash		100,726,777	(57,307,719)
Cash, cash equivalents and restricted cash at the beginning of the period		43,386,468	152,307,420
Cash, cash equivalents and restricted cash at the end of the period		$144,113,245	94,999,701

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		$133,894,707	$85,810,135
Restricted cash, current		2,173,538	1,384,566
Restricted cash, non-current		8,045,000	7,805,000
Cash, cash equivalents, and restricted cash		$144,113,245	$94,999,701

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information:

Castor Maritime Inc. (“Castor”) was incorporated in September 2017 under the laws of the Republic of the Marshall Islands. The accompanying unaudited interim condensed consolidated financial statements include the accounts of Castor and its wholly owned subsidiaries (collectively, the “Company”). The Company is engaged in the worldwide transportation of ocean-going cargoes through its vessel-owning subsidiaries. On December 21, 2018, Castor’s common shares, par value $0.001 (the “common shares”) began trading on the Euronext NOTC, under the symbol “CASTOR” and, on February 11, 2019, they began trading on the Nasdaq Capital Market, or Nasdaq, under the symbol “CTRM”. As of September 30, 2023, Castor was controlled by Thalassa Investment Co. S.A. (“Thalassa”) by virtue of its ownership of 100% of the Series B preferred shares of Castor and, as a result, Thalassa controlled the outcome of matters on which shareholders are entitled to vote. Thalassa is controlled by Petros Panagiotidis, the Company’s Chairman, Chief Executive Officer and Chief Financial Officer.

On March 7, 2023 (the “Distribution Date”), the Company contributed the subsidiaries constituting the Company’s Aframax/LR2 and Handysize tanker segments and Elektra (as defined below) to the Company’s wholly owned subsidiary, Toro Corp. (“Toro”), in exchange for (i) the issuance by Toro to Castor of all 9,461,009 of Toro’s issued and outstanding common shares, and 140,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares of Toro (the “Series A Preferred Shares”), having a stated amount of $1,000 and a par value of $0.001 per share and (ii) the issuance of 40,000 Series B preferred shares of Toro, par value $0.001 per share, to Pelagos Holdings Corp, a company controlled by the Company’s Chairman, Chief Executive Officer and Chief Financial Officer. On the same day, the Company distributed all of Toro’s common shares outstanding to its holders of common shares of record at the close of business on February 22, 2023 at a ratio of one Toro common share for every ten Company common shares (such transactions collectively, the “Spin-Off”). The Spin-Off was concluded on March 7, 2023. Results of operations and cash flows of the Aframax/LR2 and Handysize tanker segments and assets and liabilities that were part of the Spin -Off are reported as discontinued operations for all periods presented (Note 3). Toro’s shares commenced trading on the same date on the Nasdaq Capital Market under the symbol “TORO”. As part of the Spin-Off, Toro entered into various agreements effecting the separation of Toro’s business from the Company, including a Contribution and Spin-Off Distribution Agreement, pursuant to which, among other things, (i) the Company agreed to indemnify Toro and its vessel-owning subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries the Company retained after the Distribution Date and Toro agreed to indemnify the Company for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to it or its vessel-owning subsidiaries, and (ii) Toro replaced the Company as guarantor under the $18.0 Million Term Loan Facility. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between the Company and Toro and provides the Company with certain registration rights relating to Toro’s common shares, if any, issued upon conversion of the Toro Series A Preferred Shares issued to the Company in connection with the Spin-Off.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information (continued):

The assets and liabilities of Toro on March 7, 2023, were as follows:

March 7, 2023
Cash and cash equivalents	$61,359,774
Accounts receivable trade, net	6,767,408
Due from related parties, current	4,528,948
Inventories	890,523
Prepaid expenses and other assets, current	1,447,062
Vessels, net	91,492,003
Restricted cash	700,000
Due from related parties, non-current	1,708,474
Prepaid expenses and other assets, non-current	4,449,999
Deferred charges, net	2,685,922
Due to Related Parties	(3,001,865)
Accounts payable	(2,432,095)
Accrued liabilities	(3,041,530)
Long-term debt, net	(12,413,056)
Net assets of Toro	155,141,567
Less Investment in Preferred Shares of Toro issued as part of Spin-Off (refer Note 4(c) )	(117,222,135)
Distribution of net assets of Toro to shareholders	$37,919,432

With effect from July 1, 2022, Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), a related party controlled by the Company’s Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, manages the Company’s business overall. Prior to this date, Castor Ships provided only commercial ship management and administrative services to the Company (see also Note 4).

Pavimar S.A. (“Pavimar”), a related party controlled by Ismini Panagiotidis, the sister of the Company’s Chairman, Chief Executive Officer, Chief Financial Officer and controlling shareholder, Petros Panagiotidis, provided technical, crew and operational management services to the Company through the first half of 2022. With effect from July 1, 2022, Pavimar co-manages with Castor Ships the technical management of the Company’s dry bulk vessels.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information (continued):

As of September 30, 2023, the Company owned a diversified fleet of 20 vessels, with a combined carrying capacity of 1.5 million dwt, consisting of one Capesize, six Kamsarmax and eleven Panamax dry bulk vessels, as well as two 2,700 TEU containerships. Details of the Company’s wholly owned subsidiaries as of September 30, 2023, are listed below.

(a) Consolidated vessel owning subsidiaries:

	Company	Country of incorporation	Vessel Name	DWT	Year Built	Delivery date to Castor
1	Spetses Shipping Co. (“Spetses”)	Marshall Islands	M/V Magic P	76,453	2004	February 2017
2	Bistro Maritime Co. (“Bistro”)	Marshall Islands	M/V Magic Sun	75,311	2001	September 2019
3	Pikachu Shipping Co. (“Pikachu”)	Marshall Islands	M/V Magic Moon	76,602	2005	October 2019
4	Pocahontas Shipping Co. (“Pocahontas”)	Marshall Islands	M/V Magic Horizon	76,619	2010	October 2020
5	Jumaru Shipping Co. (“Jumaru”)	Marshall Islands	M/V Magic Nova	78,833	2010	October 2020
6	Super Mario Shipping Co. (“Super Mario”)	Marshall Islands	M/V Magic Venus	83,416	2010	March 2021
7	Pumba Shipping Co. (“Pumba”)	Marshall Islands	M/V Magic Orion	180,200	2006	March 2021
8	Kabamaru Shipping Co. (“Kabamaru”)	Marshall Islands	M/V Magic Argo	82,338	2009	March 2021
9	Liono Shipping Co. (“Liono”)	Marshall Islands	M/V Magic Thunder	83,375	2011	April 2021
10	Stewie Shipping Co. (“Stewie”)	Marshall Islands	M/V Magic Vela	75,003	2011	May 2021
11	Snoopy Shipping Co. (“Snoopy”)	Marshall Islands	M/V Magic Nebula	80,281	2010	May 2021
12	Mulan Shipping Co. (“Mulan”)	Marshall Islands	M/V Magic Starlight	81,048	2015	May 2021
13	Cinderella Shipping Co. (“Cinderella”)	Marshall Islands	M/V Magic Eclipse	74,940	2011	June 2021
14	Mickey Shipping Co. (“Mickey”)	Marshall Islands	M/V Magic Callisto	74,930	2012	January 2022
15	Songoku Shipping Co. (“Songoku”)	Marshall Islands	M/V Magic Pluto	74,940	2013	August 2021
16	Asterix Shipping Co. (“Asterix”)	Marshall Islands	M/V Magic Perseus	82,158	2013	August 2021
17	Johnny Bravo Shipping Co. (“Johnny Bravo”)	Marshall Islands	M/V Magic Mars	76,822	2014	September 2021
18	Garfield Shipping Co. (“Garfield”)	Marshall Islands	M/V Magic Phoenix	76,636	2008	October 2021
19	Jerry Shipping Co. (“Jerry S”)	Marshall Islands	M/V Ariana A	38,117	2005	November 2022
20	Tom Shipping Co. (“Tom S”)	Marshall Islands	M/V Gabriela A	38,121	2005	November 2022

(b)  Consolidated subsidiaries formed to acquire vessels:

	Company	Country of incorporation
1	Tom Maritime Ltd. (“Tom M”)	Malta
2	Jerry Maritime Ltd. (“Jerry M”)	Malta
3	Containco Shipping Inc.	Marshall Islands

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information (continued):

(c) Consolidated non-vessel owning subsidiaries:

	Company	Country of incorporation
1	Castor Maritime SCR Corp. (“Castor SCR”) (1)	Marshall Islands
2	Bagheera Shipping Co. (“Bagheera”) (2)	Marshall Islands
3	Luffy Shipping Co. (“Luffy”) (3)	Marshall Islands

(1)	Incorporated under the laws of the Marshall Islands on September 16, 2021, this entity serves as the Company’s subsidiaries’ cash manager with effect from November 1, 2021.

(2)
Bagheera Shipping Co. no longer owns any vessel following the sale of the M/V Magic Rainbow on March 13, 2023, and delivery of such vessel to an unaffiliated third-party on April 18, 2023 (see also Note 7).

(3)
Luffy Shipping Co. no longer owns any vessel following the sale of the M/V Magic Twilight on June 2, 2023, and delivery of such vessel to an unaffiliated third-party on July 20, 2023 (see also Note 7).

(d) Entities comprising the discontinued operations as part of the Spin-Off:

	Company	Country of incorporation	Vessel Name	DWT	Year Built	Delivery date to Castor
1	Toro Corp. (3)	Marshall Islands	—	—	—	—
2	Toro RBX Corp. (“Toro RBX”) (4)	Marshall Islands	—	—	—	—
3	Rocket Shipping Co. (“Rocket”)	Marshall Islands	M/T Wonder Polaris	115,351	2005	March 2021
4	Gamora Shipping Co. (“Gamora”)	Marshall Islands	M/T Wonder Sirius	115,341	2005	March 2021
5	Starlord Shipping Co. (“Starlord”)	Marshall Islands	M/T Wonder Vega	106,062	2005	May 2021
6	Hawkeye Shipping Co. (“Hawkeye”)	Marshall Islands	M/T Wonder Avior	106,162	2004	May 2021
7	Vision Shipping Co. (“Vision”)	Marshall Islands	M/T Wonder Mimosa	36,718	2006	May 2021
8	Colossus Shipping Co. (“Colossus”)	Marshall Islands	M/T Wonder Musica	106,290	2004	June 2021
9	Xavier Shipping Co. (“Xavier”)	Marshall Islands	M/T Wonder Formosa	36,660	2006	June 2021
10	Drax Shipping Co. (“Drax”)	Marshall Islands	M/T Wonder Bellatrix	115,341	2006	December 2021
11	Elektra Shipping Co. (“Elektra”) (5)	Marshall Islands	—	—	—	—

(3)
Incorporated on July 29, 2022. At the Distribution Date, Toro served as the holding company to which the equity interests of the Aframax/LR2 and Handysize tanker owning subsidiaries and Elektra were contributed.

(4)	Incorporated under the laws of the Marshall Islands on October 3, 2022, to serve, with effect from the Distribution Date, as the cash manager of Toro and its subsidiaries.

(5)	Elektra no longer owns any vessel following the sale of the M/T Wonder Arcturus on May 9, 2022, and delivery of such vessel to an unaffiliated third-party on July 15, 2022.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information (continued):

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 8, 2023 (the “2022 Annual Report”).

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2023, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2023.

2.	Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 Annual Report. Apart from the below additional policies, there have been no material changes to these policies in the nine-month period ended September 30, 2023.

New significant accounting policies adopted during the nine months ended September 30, 2023

Investment in related party (Financial Instruments, Recognition and Measurement):

The Company has elected to measure equity securities without a readily determinable fair value, that do not qualify for the practical expedient in ASC 820 Fair Value Measurement to estimate fair value using the NAV per share (or its equivalent), at its cost minus impairment, if any. At each reporting period, the Company also evaluates indicators such as the investee’s performance and its ability to continue as going concern and market conditions, to determine whether an investment is impaired in which case, the Company will estimate the fair value of the investment to determine the amount of the impairment loss.

Discontinued Operations

The Company classifies as discontinued operations, a component of an entity or group of components that has been disposed of by sale, disposed of other than by sale or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on the company’s operations and financial results (Note 3).

Recent Accounting Pronouncements:

There are no recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s unaudited interim condensed consolidated financial statements in the current period.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3.	Discontinued operations:

The Company’s discontinued operations relate to the operations of Toro, Elektra and the subsidiaries formerly comprising the Company’s Aframax/LR2 and Handysize tanker segments following completion of the Spin-Off on March 7, 2023. The Company has no continuing involvement in the Aframax/LR2 and Handysize tanker business as of such date (Note 1).

The components of assets and liabilities of discontinued operations in the unaudited condensed consolidated balance sheet at December 31, 2022 consisted of the following:

CURRENT ASSETS:	December 31, 2022
Cash and cash equivalents	$41,779,594
Accounts receivable trade, net	10,616,573
Due from related parties	558,328
Inventories	893,568
Prepaid expenses and other assets	915,245
Total current assets of discontinued operations	54,763,308

NON-CURRENT ASSETS:
Vessels, net	92,486,178
Restricted cash	700,000
Due from related parties	1,708,474
Prepaid expenses and other assets	5,199,999
Deferred charges, net	2,621,145
Total non-current assets of discontinued operations	102,715,796

CURRENT LIABILITIES:
Current portion of long-term debt, net	2,606,302
Accounts payable	1,643,468
Accrued liabilities	2,269,281
Total current liabilities of discontinued operations	6,519,051

NON-CURRENT LIABILITIES:
Long-term debt, net	10,463,172
Total non-current liabilities of discontinued operations	10,463,172

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3.	Discontinued operations (continued):

The components of the income from discontinued operations for the nine months ended September 30, 2022 and for the period January 1, 2023 through March 7, 2023 in the unaudited interim condensed consolidated statements of comprehensive income consisted of the following:

	Nine months Ended September 30,	January 1 through March 7,
	2022	2023
REVENUES:
Time charter revenues	11,981,904	914,000
Voyage charter revenues	45,927,552	7,930
Pool revenues	15,951,024	22,447,344
Total vessel revenues	73,860,480	23,369,274

EXPENSES:
Voyage expenses (including $941,346, and $294,831 to related party for the nine months ended September 30, 2022, and for the period January 1, 2023 through March 7, 2023)	(26,031,974)	(374,396)
Vessel operating expenses	(15,905,448)	(3,769,132)
Management fees to related parties	(2,115,900)	(507,000)
Depreciation and amortization	(5,440,750)	(1,493,759)
Recovery of provision for doubtful accounts	—	266,732
Gain on sale of vessel	3,222,631	—
Total expenses	(46,271,441)	(5,877,555)

Operating income	27,589,039	17,491,719

OTHER INCOME/(EXPENSES):
Interest and finance costs	(629,019)	(220,061)
Interest income	26,545	253,165
Foreign exchange losses	(6,651)	(11,554)
Total other (expenses)/income, net	(609,125)	21,550

Net income and comprehensive income from discontinued operations, before taxes	$26,979,914	$17,513,269
Income taxes	(797,807)	(173,937)
Net income and comprehensive income from discontinued operations, net of taxes	$26,182,107	$17,339,332

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

4.	Transactions with Related Parties:

During the nine-month period ended September 30, 2022, and 2023, the Company incurred the following charges in connection with related party transactions, which are included in the accompanying unaudited interim condensed consolidated statements of comprehensive income:

	Nine months ended September 30,	Nine months ended September 30,
	2022	2023
Management fees-related parties
Management fees – Castor Ships (a)	$1,503,000	$1,987,999
Management fees – Pavimar (b)	3,276,000	3,460,800

Included in Voyage expenses
Charter hire commissions – Castor Ships (a)	$1,535,676	$933,597

Included in General and administrative expenses
Administration fees – Castor Ships (a)	$1,350,000	$2,299,500

Included in Gain on sale of vessel
Sale & purchase commission – Castor Ships (a)	$—	$301,000

Included in Vessels’ cost
Sale & purchase commission – Castor Ships (a)	$235,500	$—

As of December 31, 2022, and September 30, 2023, balances with related parties consisted of the following:

	December 31, 2022	September 30, 2023
Assets:
Due from Castor Ships (a) – current	$—	$1,262,584
Due from Castor Ships (a) – non-current	3,514,098	5,934,351
Due from Pavimar (b) – current	2,664,976	4,085,632
Investment in Toro (c) – non-current	—	117,529,357

Liabilities:
Due to Castor Ships (a) – current	$227,622	$—
Due to Toro (d) – current	—	381,944

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

4.	Transactions with Related Parties (continued):

(a)   Castor Ships: During the period from September 1, 2020 (being the initial Castor Ships Management Agreements effective date), and up to June 30, 2022, pursuant to the terms and conditions stipulated in a master management agreement (the “Master Management Agreement”) and separate commercial ship management agreements (the “Ship Management Agreements”) with Castor Ships (together, the “Castor Ships Management Agreements”), Castor Ships managed the Company’s business and provided commercial ship management, chartering and administrative services to the Company and its vessel owning subsidiaries. During the abovementioned period, the Company and its subsidiaries, in exchange for Castor Ship’s services, paid Castor Ships: (i) a flat quarterly management fee in the amount of $0.3 million for the management and administration of the Company’s business, (ii) a daily fee of $250 per vessel for the provision of the services under the Ship Management Agreements, (iii) a commission rate of 1.25% on all charter agreements arranged by Castor Ships and (iv) a commission of 1% on each vessel sale and purchase transaction.

Effective July 1, 2022, the Company and each of the Company’s vessel owning subsidiaries entered, by mutual consent, into an amended and restated master management agreement with Castor Ships (the “Amended and Restated Master Management Agreement”), appointing Castor Ships as commercial and technical manager for the Company’s vessels. The Amended and Restated Master Management Agreement along with new ship management agreements signed between each vessel owning subsidiary and Castor Ships (together, the “Amended Castor Ship Management Agreements”) superseded in their entirety the Castor Ships Management Agreements. Pursuant to the Amended and Restated Master Management Agreement, Castor Ships manages the Company’s overall business and provides the Company’s vessel owning subsidiaries with a wide range of shipping services such as crew management, technical management, operational employment management, insurance management, provisioning, bunkering, accounting and audit support services, commercial, chartering and administrative services, including, but not limited to, securing employment for the Company’s fleet, arranging and supervising the vessels’ commercial operations, providing technical assistance where requested in connection with the sale of a vessel, negotiating loan and credit terms for new financing upon request and providing general corporate and administrative services, among other matters, which it may choose to subcontract to other parties at its discretion. Castor Ships is generally not liable to the Company for any loss, damage, delay or expense incurred during the provision of the foregoing services, except insofar as such events arise from Castor Ships or its employees’ fraud, gross negligence or willful misconduct (for which the Company’s recovery will be limited to two times the Flat Management Fee, as defined below). Notwithstanding the foregoing, Castor Ships will in no circumstances be responsible for the actions of the Company’s crews. The Company has also agreed to indemnify Castor Ships in certain circumstances.

In exchange for the services provided by Castor Ships, the Company and its vessel owning subsidiaries, pay Castor Ships (i) a flat quarterly management fee in the amount of $0.75 million for the management and administration of their business (the “Flat Management Fee”), (ii) a commission of 1.25% on all gross income received from the operation of their vessels, and (iii) a commission of 1% on each consummated sale and purchase transaction. In addition, each of the Company’s vessel owning subsidiaries pay Castor Ships a daily management fee of $925 per containership and dry bulk vessel, and, until March 7, 2023, paid a daily management fee of $975 per tanker vessel (collectively, the “Ship Management Fees”) for the provision of the ship management services provided in the Amended and Restated Master Management Agreements. The Ship Management Fees and Flat Management Fee is adjusted annually for inflation on each anniversary of the Amended and Restated Master Management Agreement’s effective date. As a result of the inflation adjustment and effective July 1, 2023, the Ship Management Fee increased from $925 per vessel to $986 per vessel and the Flat Management Fee increased from $0.75 million to $0.8 million. Pavimar is paid directly by the dry bulk vessel owning subsidiaries its previously agreed proportionate daily management fee of $600 per vessel and Castor Ships is paid the residual amount of $325 (before the inflation adjustment) or $386, effective July 1, 2023. The Company also reimburses Castor Ships for extraordinary fees and costs, such as the costs of extraordinary repairs, maintenance or structural changes to the Company’s vessels.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

4.	Transactions with Related Parties (continued):

The Amended and Restated Master Management Agreement has a term of eight years from its effective date and this term automatically renews for a successive eight-year term on each anniversary of the effective date, starting from the first anniversary of the effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Amended and Restated Master Management Agreement is terminated by the Company or is terminated by Castor Ships due to a material breach of its provisions by the Company or a change of control in the Company (including certain business combinations, such as a merger or the disposal of all or substantially all of the Company’s assets or changes in key personnel such as the Company’s current directors or Chief Executive Officer), Castor Ships shall be entitled to a termination fee equal to seven times the total amount of the Flat Management Fee calculated on an annual basis. This termination fee is in addition to any termination fees provided for under each Ship Management Agreement.

In January 2023, Castor Ships transferred the technical sub-management of the Company’s containerships from Pavimar to a third-party ship management company.

As of September 30, 2023, in accordance with the provisions of the Amended Castor Ship Management Agreements, Castor Ships (i) had subcontracted to a third-party ship management company the technical management of the Company’s containerships and (ii) was co-managing with Pavimar the Company’s dry bulk vessels. Castor Ships pays, at its own expense, the containership technical management company a fee for the services it has subcontracted to it, without any additional cost to the Company.

During the nine months ended September 30, 2023 and 2022, the Company incurred sale and purchase commissions amounting to $0 and $235,500, respectively, due to the acquisition of one Panamax vessel, included in ‘Vessels, net’ in the accompanying unaudited condensed consolidated balance sheets and sale and purchase commissions amounting to $301,000 and $0 respectively, due to the sale of one Panamax vessel and one Kamsarmax vessel, which are included in ‘Gain on sale of vessels’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

The Amended Castor Ship Management Agreements also provide for an advance funding equal to two months of vessel daily operating costs to be placed with Castor Ships as a working capital guarantee, refundable in case a vessel is no longer under Castor Ship’s management. As of December 31, 2022, such advances amounted to $3,514,098 and are presented in ‘Due from related parties, non-current’, in the accompanying unaudited condensed consolidated balance sheet, respectively. As of September 30, 2023, such advances amounted to $5,934,351 and $465,011, and are presented in ‘Due from related parties, non-current’ and ‘Due from related parties, current’, in the accompanying unaudited condensed consolidated balance sheet, respectively. The amount of $465,011 is in relation to the M/V Magic Argo, which has been classified as held for sale (Note 4(b)), and the M/V Magic Twilight, that was sold on July 20, 2023. In connection with the subcontracting services rendered by the third-party ship-management companies, the Company had, as of December 31, 2022, and September 30, 2023, aggregate working capital guarantee deposits due from Castor Ships of $0 and $558,252 respectively, which are presented in ‘Due from related parties, current’ in the accompanying unaudited condensed consolidated balance sheet.

As of December 31, 2022, net amounts of $214 were due to Castor Ships in relation to operating expenses payments made by them on behalf of the Company. As of September 30, 2023, net amounts of $334,446 were due from Castor Ships in relation to advances for operating expenses/drydock payments made by the Company to Castor Ships.

Further, as of December 31, 2022, and September 30, 2023, amounts of $227,408 and $95,125, respectively, were due to Castor Ships in connection with the services covered by the Amended Castor Ships Management Agreements. As a result, as of December 31, 2022, aggregate amounts of $227,622 were due to Castor Ships and are presented net in ‘Due from related parties, current’, in the accompanying unaudited condensed consolidated balance sheets and as of September 30, 2023, net amounts of $1,262,584 were due from Castor Ships which are presented in ‘Due from related parties, current’, in the accompanying unaudited condensed consolidated balance sheets.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

4.	Transactions with Related Parties (continued):

(b)  Pavimar: From the Company’s inception and until June 30, 2022, Pavimar, provided, on an exclusive basis, all of the Company’s vessel owning subsidiaries with a wide range of shipping services, including crew management, technical management, operational management, insurance management, provisioning, bunkering, vessel accounting and audit support services, which it could choose to subcontract to other parties at its discretion. As from July 1, 2022, Pavimar has provided all of the Company’s vessel owning subsidiaries with the range of technical, crewing, insurance and operational services stipulated in the previous agreements in exchange for a daily management fee of $600 per vessel.

Effective July 1, 2022, the technical management agreements entered into between Pavimar and the Company’s tanker vessel owning subsidiaries were terminated by mutual consent. In connection with such termination, Pavimar and the tanker vessel owning subsidiaries agreed to mutually discharge and release each other from any past and future liabilities arising from the respective agreements. Further, with effect from July 1, 2022, pursuant to the terms of the Amended and Restated Master Management Agreement, Pavimar, continues to provide, as co-manager with Castor Ships, the dry-bulk vessel owning subsidiaries with the same range of technical management services it provided prior to the Company’s entry into the Amended and Restated Management Agreement, in exchange for the previously agreed daily management fee of $600 per vessel. Pavimar also performed the technical management of containerships as sub-manager for Castor Ships from their date of acquisition.

Pavimar had subcontracted the technical management of four (comprising of three dry bulk and one containership) and three dry bulk of the Company’s vessels to third-party ship-management companies as of December 31, 2022 and September 30, 2023, respectively. These third-party management companies provided technical management services to the respective vessels for a fixed annual fee which is paid by Pavimar at its own expense. In connection with the subcontracting services rendered by the third-party ship-management companies, the Company had, as of December 31, 2022, and September 30, 2023, aggregate working capital guarantee deposits due from Pavimar of $258,252 in both periods, which are presented in ‘Due from related parties, current’ in the accompanying unaudited condensed consolidated balance sheet. In addition, Pavimar and its subcontractor third-party managers make payments for operating expenses with funds paid from the Company to Pavimar. As of December 31, 2022, and September 30, 2023, net amounts of $2,665,824 and $3,916,630 were due from Pavimar, respectively, in relation to advance payments to Pavimar on behalf of the Company. Further, as of December 31, 2022, and September 30, 2023, amounts of $259,100 and $89,250 were due to Pavimar in connection with additional services covered by the technical management agreements. As a result, as of December 31, 2022, and September 30, 2023, net amounts of $2,664,976 and $4,085,632, respectively, due from Pavimar, which are presented in ‘Due from related parties, current’, respectively, in the accompanying unaudited condensed consolidated balance sheets.

(c)  Investment in related party:

As discussed in Note 1, as part of the Spin-Off Castor received 140,000 Series A Preferred Shares, having a stated amount of $1,000 and a par value of $0.001 per share. The Company is the holder of all of the issued and outstanding Series A Preferred Shares (Note 1). The Series A Preferred Shares do not have voting rights. The Series A Preferred Shares are convertible into common shares at the Company’s option commencing upon the third anniversary of the issue date until but excluding the seventh anniversary, at a conversion price equal to the lesser of (i) 150% of the VWAP of Toro common shares over the five consecutive trading day period commencing on the distribution date, and (ii) the VWAP of Toro common shares over the 10 consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion; provided, that, in no event shall the conversion price be less than $2.50.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

4.	Transactions with Related Parties (continued):

As there was no observable market for the Series A Preferred Shares, these were recognized at $117,222,135 (Note 11), being the fair value of the shares determined through Level 2 inputs of the fair value hierarchy by taking into consideration a third-party valuation. The fair value on the initial recognition is deemed to be the cost. The valuation methodology applied comprised the bifurcation of the value of the Series A Preferred Shares in two components namely, the “straight” preferred stock component and the option component. The mean of the sum of the two components was used to estimate the value for the Series A Preferred Shares at $117,222,135. The valuation methodology and the significant other observable inputs used for each component are set out below:

	Valuation Technique	Significant other observable Input	Values
“Straight” Preferred Stock Component	Discounted cash flow model	• Weighted average cost of capital	12.80%
Option Component	Black Scholes	• Volatility	69.00%
		• Risk-free rate	3.16%
		• Weighted average cost of capital	12.80%
		• Strike price	$5.75
		• Share price (based on the first 5 trading days volume weighted average)	$4.52

As of September 30, 2023, the aggregate value of investments in Toro amounted to $117,529,357, including $307,222 of accrued dividends and are separately presented as ‘Investment in related party’ in the accompanying unaudited condensed consolidated balance sheet. As of September 30, 2023, the Company did not identify any impairment or any observable prices for identical or similar investments of the same issuer.

Furthermore, Castor is entitled to receive cumulative cash dividends, at the annual rate of 1.00% on the stated amount of $1,000 per share, of the 140,000 Series A Preferred Shares, receivable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to Toro’s Board of Directors approval. However, for each quarterly dividend period commencing on or after the reset date (the seventh anniversary of the issue date of the Series A Preferred Shares), the dividend rate will be the dividend rate in effect for the prior quarterly dividend period multiplied by a factor of 1.3; provided that the dividend rate will not exceed 20% per annum in respect of any quarterly dividend period. During the nine-month period ended September 30, 2023 and 2022, dividend income derived from the Company’s investment in Toro amounted to $808,889 and $0 respectively and is presented in ‘Dividend income from related party’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

During the nine-month period ended September 30, 2023, the Company received dividend of $501,667 from its investment in Toro.

Following the successful completion of the Spin-Off, Toro reimbursed Castor $2,694,647 for expenses related to the Spin-Off that had been incurred by Castor.

(d) Issuance of Series D Preferred shares to Toro Corp:

On August 7, 2023, the Company issued 50,000 5.00% Series D fixed rate cumulative perpetual convertible preferred shares (the “Series D Preferred Shares”) to Toro in exchange for $50,000,000 in cash, as referenced in Note 10. The amount of accrued dividend on the Series D Preferred Shares due to Toro as of September 30, 2023, was $381,944 and is presented net in ‘Due to related parties, current’ in the accompanying unaudited condensed consolidated balance sheets.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

5.	Deferred Charges, net:

The movement in deferred dry-docking costs, net in the accompanying unaudited condensed consolidated balance sheets is as follows:

Dry-docking costs
Balance December 31, 2022	$5,357,816
Additions	1,117,797
Amortization	(1,681,006)
Disposals	(614,014)
Balance September 30, 2023	$4,180,593

6.	Fair Value of Acquired Time Charters:

In connection with the acquisitions in October 2022 of the M/V Ariana A and the M/V Gabriela A with time charters attached, the Company recognized intangible assets of $897,436 and $2,019,608, respectively, representing the fair values of the favorable time charters attached to the vessels. The M/V Ariana A and M/V Gabriela A attached charters commenced upon the vessels’ deliveries, on November 23, 2022, and November 30, 2022, respectively. The M/V Ariana A attached charter was concluded within the first quarter of 2023 and the respective intangible liability was fully amortized during that period.

For the nine months ended September 30, 2022, and 2023, the amortization of the acquired time charters related to the above acquisitions amounted to $0 and $1,835,735, respectively, and is included in ‘Time Charter Revenues’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income. The aggregate unamortized portion of the M/V Gabriela A intangible asset as of September 30, 2023, amounted to $671,770 and will be amortized to vessel revenues by $406,597 within 2023 and by $265,173 within 2024, in accordance with the anticipated expiration date of the respective charter contract.

7.	Vessels, net/Assets held for sale:

(a) Vessels, net: The amounts in the accompanying unaudited condensed consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2022	372,382,480	(28,974,014)	343,408,466
— Transfer to Assets held for sale (b)	(14,759,523)	2,028,608	(12,730,915)
— Vessel disposals	(24,161,514)	2,408,866	(21,752,648)
— Period depreciation	—	(15,544,386)	(15,544,386)
Balance September 30, 2023	333,461,443	(40,080,926)	293,380,517

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

7.	Vessels, net/Assets held for sale (continued):

(b) Assets held for sale/ Disposal of vessels

On March 13, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Rainbow for a gross sale price of $12.6 million. The M/V Magic Rainbow was delivered to its new owners on April 18, 2023. In connection with this sale, the Company recognized during the second quarter of 2023 a net gain of $3.13 million which is separately presented in ‘Gain on sale of vessel’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

On June 2, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Twilight for a gross sale price of $17.5 million. The M/V Magic Twilight was delivered to its new owners on July 20, 2023. In connection with this sale, the Company recognized during the third quarter of 2023 a net gain of $3.15 million which is separately presented in ‘Gain on sale of vessel’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

The respective sales of the above vessels took place due to favorable offers on each case.

On March 23, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Moon for a gross sale price of $13.95 million. On September 26, 2023, the Company announced that the previously announced sale of the M/V Magic Moon was terminated following the buyers’ failure to take delivery of the vessel.

On September 22, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Argo for a gross sale price of $15.75 million. The Company followed the provisions of ASC360 and, as all criteria required for its classification as such were met at the balance sheet date, as of September 30, 2023, classified the carrying value of the vessel amounting to $12,730,915 and such vessel’s inventory onboard, amounting to $54,303, as “Assets held for sale” measured at the lower of carrying value and fair value (sale price) less costs to sell. No impairment charges have been recorded as of September 30, 2023, in connection with the anticipated sale of the vessel since its carrying amount as at the balance sheet date was lower than its fair value less cost to sell. The Company expects to recognize during the fourth quarter of 2023 a gain on the sale of the M/V Magic Argo of approximately $3.0 million, excluding any transaction related costs.

In connection with the sale of M/V Magic Argo, the Company has received a deposit of 20% of the purchase price amounting to $3.15 million, which is separately presented in ‘Liability associated with asset held for sale’ in the accompanying unaudited condensed consolidated balance sheets.

As a result, as of December 31, 2022, and September 30, 2023, net amounts of $0 and $12,785,218, respectively, are presented in ‘Assets held for sale’, in the accompanying unaudited condensed consolidated balance sheets.

As of September 30, 2023, 16 of the 20 vessels in the Company’s fleet having an aggregate carrying value of $242.2 million were first priority mortgaged as collateral to their loan facilities (Note 8).

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

8.	Long-Term Debt:

The amount of long-term debt shown in the accompanying unaudited condensed consolidated balance sheet of September 30, 2023, is analyzed as follows:

		Year/Period Ended
Loan facilities	Borrowers	December 31, 2022	September 30, 2023
$11.0 Million Term Loan Facility (a)	Spetses- Pikachu	$6,200,000	$5,000,000
$4.5 Million Term Loan Facility (b)	Bistro	2,850,000	2,400,000
$15.29 Million Term Loan Facility (c)	Pocahontas- Jumaru	11,993,000	10,580,000
$40.75 Million Term Loan Facility (d)	Liono-Snoopy-Cinderella-Luffy	34,980,000	23,910,000
$23.15 Million Term Loan Facility (e)	Bagheera-Garfield	17,800,500	8,778,200
$55.00 Million Term Loan Facility (f)	Mulan- Johnny Bravo-Songoku-Asterix-Stewie	44,395,000	33,790,000
$22.5 million Term Loan Facility (g)	Tom-Jerry	22,250,000	17,825,000
Total long-term debt		$140,468,500	$102,283,200
Less: Deferred financing costs		(1,696,738)	(1,024,297)
Total long-term debt, net of deferred finance costs		$138,771,762	$101,258,903

Presented:
Current portion of long-term debt		$29,848,400	$19,473,400
Less: Current portion of deferred finance costs		(677,585)	(491,260)
Current portion of long-term debt, net of deferred finance costs		$29,170,815	$18,982,140

Non-Current portion of long-term debt		110,620,100	82,809,800
Less: Non-Current portion of deferred finance costs		(1,019,153)	(533,037)
Non-Current portion of long-term debt, net of deferred finance costs		$109,600,947	$82,276,763

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

8.	Long-Term Debt (continued):

a. $11.0 Million Term Loan Facility

On March 31, 2023, a notice of LIBOR replacement by SOFR has been signed with Alpha Bank, S.A. (“Alpha Bank”), where the Margin (as defined in the loan agreement) will be increased by a percentage which is the equivalent of the positive difference (i.e. 0.045% with value date April 3, 2023) between USD LIBOR and SOFR for the first rollover period selected upon application of SOFR methodology. Such percentage will apply over the tenor of the loan going forward regardless of future rollover periods. Further details of the Company’s $11.0 million senior secured credit facility with Alpha Bank (the “$11.0 Million Term Loan Facility”) are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 Annual Report.

b. $4.5 Million Term Loan Facility

On June 21, 2023, the Company entered into an amendment agreement to its $4.5 million senior secured term loan facility with Chailease International Financial Services Co., Ltd. With effect from July 31, 2023, the current interest rate shall be replaced by a replacement interest rate, comprised of Term SOFR, a credit spread adjustment of 0.11448% and the Margin (as defined in the loan agreement). Details of the Company’s $4.5 million senior secured credit facility with Chailease International Financial Services Co. Ltd. (the “$4.5 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 Annual Report.

c. $15.29 Million Term Loan Facility

On July 3, 2023, the Company entered into an amendment agreement to its $15.29 million senior secured term loan facility with Hamburg Commercial Bank AG. With effect from July 3, 2023, the current interest rate shall be replaced by a replacement interest rate, i.e. Term SOFR, and the Margin (as defined in the loan agreement). Details of the Company’s $15.29 million senior secured credit facility with Hamburg Commercial Bank AG, (the “$15.29 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 Annual Report.

d. $40.75 Million Term Loan Facility

On July 3, 2023, the Company entered into an amendment agreement to its $40.75 million senior secured term loan facility with Hamburg Commercial Bank AG. With effect from July 3, 2023, the current interest rate shall be replaced by a replacement interest rate, i.e. Term SOFR, and the Margin (as defined in the loan agreement). Details of the Company’s $40.75 million senior secured credit facility with Hamburg Commercial Bank AG, (the “$40.75 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 Annual Report.

On July 20, 2023, the Company repaid $7.91 million under this facility from the proceeds of the sale of M/V Magic Twilight, being the part of the loan secured by M/V Magic Twilight, and the repayment schedule was adjusted accordingly.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

8.	Long-Term Debt (continued):

e. $23.15 Million Term Loan Facility

On May 23, 2023, the Company entered into an amendment agreement to its $23.15 million senior secured term loan facility with Chailease International Financial Services Co., Ltd. With effect from April 24, 2023, the current interest rate shall be replaced by a replacement interest rate, comprised of Term SOFR 1M, a credit spread adjustment of 0.11448% and the Margin (as defined in the loan agreement). Details of the Company’s $23.15 million senior secured credit facility with Chailease International Financial Services (Singapore) Pte. Ltd., (the “$23.15 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 Annual Report. On April 18, 2023, the Company repaid $6.95 million under this facility from the proceeds of the sale of M/V Magic Rainbow, being the part of the loan secured by M/V Magic Rainbow, and the repayment schedule was adjusted accordingly.

f. $55.0 Million Term Loan Facility

Details of the Company’s $55.0 million senior secured credit facility with Deutsche Bank AG, (the “$55.0 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 Annual Report.

g. $22.5 Million Term Loan Facility

Details of the Company’s $22.5 million senior secured credit facility with Chailease International Financial Services (Singapore) Pte. Ltd. (the “$22.5 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 Annual Report.

As of December 31, 2022, and September 30, 2023, the Company was in compliance with all financial covenants prescribed in its debt agreements.

Restricted cash as of September 30, 2023, current and non-current, includes (i) $6.3 million of minimum liquidity deposits required pursuant to the $11.0 Million Term Loan Facility, the $15.29 Million Term Loan Facility, the $40.75 Million Term Loan Facility and the $55.0 Million Term Loan Facility discussed above, (ii) $1.5 million in the dry-dock reserve accounts required under the $15.29 Million Term Loan Facility, the $40.75 Million Term Loan Facility and the $55.0 Million Term Loan Facility discussed above, and (iii) $1.4 million of retention deposits required under the $15.29 Million Term Loan Facility and the $40.75 Million Term Loan Facility.

Restricted cash as of December 31, 2022, current and non-current, includes (i) $6.6 million of minimum liquidity deposits required pursuant to the $11.0 Million Term Loan Facility, the $15.29 Million Term Loan Facility, the $40.75 Million Term Loan Facility and the $55.0 Million Term Loan Facility discussed above, (ii) $0.9 million in the dry-dock reserve accounts required under the $15.29 Million Term Loan Facility, the $40.75 Million Term Loan Facility and the $55.0 Million Term Loan Facility discussed above, and (iii) $1.7 million of retention deposits required under the $15.29 Million Term Loan Facility and the $40.75 Million Term Loan Facility.

The annual principal payments for the Company’s outstanding debt arrangements (including the debt related to assets held for sale) as of September 30, 2023, required to be made after the balance sheet date, are as follows:

Twelve-month period ending September 30,	Amount
2024	$19,473,400
2025	28,340,400
2026	27,274,400
2027	23,895,000
2028	3,300,000
Total long-term debt	$102,283,200

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

8.	Long-Term Debt (continued):

The weighted average interest rate on the Company’s long-term debt for the nine month ended September 30, 2022, and 2023 was 4.5% and 8.4% respectively.
Total interest incurred on long-term debt for the nine month ended September 30, 2022, and 2023, amounted to $4.5 million and $7.7 million respectively, and is included in Interest and finance costs (Note 17) in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

9.	Investment in equity securities

A summary of the movement in listed equity securities for the nine-month period ended September 30, 2023 is presented in the table below:

Equity securities
Balance December 31, 2022	$—
Equity securities acquired	72,211,450
Proceeds from sale of equity securities	(258,999)
Gain on sale of equity securities	2,636
Unrealized loss on equity securities revalued at fair value at end of the period	(13,470,342)
Balance September 30, 2023	$58,484,745

On June 30, 2023, the Company filed a Schedule 13G, reporting that it holds 1,391,500 shares of common stock of Eagle Bulk Shipping Inc. (“Eagle”), representing 14.99% of the issued and outstanding shares of common stock of Eagle as of June 23, 2023.

In the nine-month periods ended September 30, 2022, and 2023, the Company received dividends of $3,528 and $1,173,072, respectively, from its investments in listed equity securities.

10.	Equity Capital Structure:

Under the Company’s Articles of Incorporation, as amended, the Company’s authorized capital stock consists of 2,000,000,000 shares, par value $0.001 per share, of which 1,950,000,000 shares are designated as common shares and 50,000,000 shares are designated as preferred shares. During the nine months ended September 30, 2023, there was no movement in the Company’s outstanding warrants. For a further description of the terms and rights of the Company’s capital stock and details of its equity transactions prior to January 1, 2023, please refer to Note 8 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 Annual Report.

On April 20, 2023, the Company received written notification from the Nasdaq Stock Market (“Nasdaq”) that it was not in compliance with the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market and was initially provided with 180 calendar days, or until October 17, 2023, to regain compliance with the subject requirement. The Company intends to monitor the closing bid price of its common shares during the compliance period and is considering its options to regain compliance with the Nasdaq Capital Market minimum bid price requirement. The Company can cure this deficiency if the closing bid price of its common shares is $1.00 per share or higher for at least ten consecutive business days during the cure period. On October 18, 2023, the Company received a notification letter from Nasdaq granting the Company an additional 180-day extension, until April 15, 2024, to regain compliance with Nasdaq’s minimum bid price requirement.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

10.	Equity Capital Structure (continued):

The Company intends to cure the deficiency within the prescribed cure period. During this time, the Company’s common shares will continue to be listed and trade on the Nasdaq Capital Market. The Company’s business operations are not affected by the receipt of the notification. If the Company does not regain compliance within the additional 180-day compliance period, its common shares will be subject to delisting by Nasdaq.

At-the-market (“ATM”) common shares offering program

On May 23, 2023, the Company, entered into an equity distribution agreement for an at-the-market offering, with Maxim Group LLC (“Maxim”), under which the Company may sell an aggregate offering price of up to $30.0 million of its common shares with Maxim acting as a sales agent over a minimum period of 12 months (the “ATM Program”). No warrants, derivatives, or other share classes were associated with this transaction. As of September 30, 2023, the Company had received gross proceeds of $0.9 million under the ATM Program by issuing 2,013,788 common shares. The net proceeds under the ATM Program, after deducting sales commissions and other transaction fees and expenses (advisory and legal fees), amounted to $0.6 million.

Mezzanine equity:

5.00% SERIES D CUMULATIVE PERPETUAL CONVERTIBLE PREFERRED SHARES

On August 7, 2023, the Company agreed to issue 50,000 Series D Preferred Shares, having a stated value of $1,000 and par value of $0.001 per share , to Toro for aggregate consideration of $50.0 million in cash. This transaction and its terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective special committees comprised of independent and disinterested directors, which negotiated the transaction and its terms. The fair value of the shares has been determined through Level 2 inputs of the fair value hierarchy by taking into consideration a third-party valuation. The Series D Preferred Shares were measured at fair value, being $49.5 million, and a capital contribution from Toro of $0.5 million, being the difference between the fair value and the transaction price, was recognized. The Series D Preferred Shares have the following characteristics:

•
Dividends. Holders of Series D Preferred Shares are entitled to receive, when, as and if declared by the Company’s board of directors, cumulative dividends at 5.00% per annum of the stated amount, in cash or shares of this Series, payable quarterly in arrears on the 15th day of each January, April, July and October, respectively, in each year, beginning on October 15, 2023. For each dividend period commencing on and from the seventh anniversary of August 7, 2023, the rate shall be the annual dividend rate in effect for the prior dividend period multiplied by a factor of 1.3; provided that such dividend rate cannot exceed 20% per annum.

•
Redemption.  The Company may, at its option, redeem the Series D Preferred Shares in whole or in part, at any time and from time to time after the fifth anniversary of August 7, 2023 (the Series D Preferred Shares issue date), at a cash redemption price equal to 105% of the stated amount, together with an amount equal to all accrued dividends.

•
Conversion Rights.  The Series D Preferred Shares are convertible, at their holder’s option, to common shares after the first anniversary of August 7, 2023 and at any time thereafter. The conversion price for any conversion of the Series D Preferred Shares shall be the lower of (i) $0.70 and (ii) the 5 day value weighted average price immediately preceding the conversion. The conversion price is subject to certain adjustments, including due to a stock dividend, subdivision, split or combination. The minimum conversion price is $0.30 per Common Share. The Series D Preferred Shares otherwise are not convertible into or exchangeable for property or shares of any other series or class of our capital stock.

•
Voting Rights. Except as indicated below or otherwise required by law, the holders of the Series D Preferred Shares do not have any voting rights, except for (a) the right to elect, together with parity stock, up to two preferred directors, in certain circumstances upon nonpayment of dividends and (b) together with any other series of preferred shares that would be adversely affected in substantially the same manner and entitled to vote as a single class in proportion to their respective stated amounts (to the exclusion of all other series of preferred shares), given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating: (i) any amendment, alteration or repeal of any provision of our Articles of Incorporation or Bylaws that would alter or change the voting powers, preferences or special rights of the Series D Preferred Shares so as to affect them adversely; (ii) the issuance of Dividend Parity Stock if the Accrued Dividends on all outstanding Series D Preferred Shares through and including the most recently completed Dividend Period have not been paid or declared and a sum sufficient for the payment thereof has been set aside for payment; (iii) any amendment or alteration of the Articles of Incorporation to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of our capital stock ranking prior to Series A in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company; or (iv) any consummation of (x) a binding share exchange or reclassification involving the Series D Preferred Shares, (y) a merger or consolidation of the Company with another entity (whether or not a corporation), or (z) a conversion, transfer, domestication or continuance of the Company into another entity or an entity organized under the laws of another jurisdiction, unless in each case (A) the Series D Preferred Shares remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, or any such conversion, transfer, domestication or continuance, the Series D Preferred Shares are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of the Series D Preferred Shares immediately prior to such consummation, taken as a whole. The foregoing voting rights do not apply in connection with the issuance of Series C Participating Preferred Shares of the Company.

•
Liquidation Rights.  In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, before any distribution or payment out of the Company’s assets may be made to or set aside for the holders of any Junior Stock, holders of Series D Preferred Shares will be entitled to receive out of our assets legally available for distribution to our shareholders an amount equal to the stated amount per share ($1,000), together with an amount equal to all accrued dividends to the date of payment whether or not earned or declared.

•
No Preemptive Rights; No Sinking Fund.  Holders of the Series D Preferred Shares do not have any preemptive rights. The Series D Preferred Shares will not be subject to any sinking fund or any other obligation of us for their repurchase or retirement.

The Series D Preferred Shares have been classified in Mezzanine equity as per ASC 480-10-S99 “Distinguishing liabilities from Equity – SEC Materials” as they are in essence redeemable at the option of the holder as Mr. Panagiotidis, the Chief Executive Officer and controlling shareholder of Castor and Toro, can effectively determine the timing of the redemption of the Series D Preferred Shares.

The Company uses an effective interest rate of 6.12% over the expected life of the Series D Preferred Shares being nine years, which is the expected earliest redemption date. This is consistent with the interest method, taking into account the discount between the issuance price and liquidation preference and the stated dividends, including “step-up” amounts. The amount accreted was $73,023 and is presented as ‘Deemed dividend on Series D Preferred Shares’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

10.	Equity Capital Structure (continued):

As of September 30, 2023, the net value of Mezzanine Equity amounted to $49,426,216, comprising (i) the fair value measurement of the Series D Preferred Shares on initial recognition based on a third party valuation of $49,500,000, less issuance costs of $146,807 and (ii) $73,023 of deemed dividend on the Series D Preferred Shares during the period August 7, 2023 through September 30, 2023, and is separately presented as ‘Mezzanine Equity’ in the accompanying unaudited condensed consolidated balance sheet. As of September 30, 2023, the accrued dividend for the period from August 7, 2023 to September 30, 2023 (included in the dividend period ended October 14, 2023) amounted to $381,944 (Note 4(d)).

11.	Financial Instruments and Fair Value Disclosures:

The principal financial assets of the Company consist of cash at banks, restricted cash, trade accounts receivable, investments in listed equities, an investment in related party and amounts due from related party/(ies). The principal financial liabilities of the Company consist of trade accounts payable, accrued liabilities, amounts due to related party/(ies) and long-term debt.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, restricted cash, accounts receivable trade, net, amounts due from/to related party/(ies) and accounts payable: The carrying values reported in the accompanying unaudited condensed consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents and restricted cash, current are considered Level 1 items as they represent liquid assets with short term maturities. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current and is considered Level 1 item of the fair value hierarchy.

Investment in listed equity securities: The carrying value reported in the accompanying unaudited condensed consolidated balance sheet for this financial instrument represents its fair value and is considered Level 1 item of the fair value hierarchy as it is determined though quoted prices in an active market.

Long-term debt: The secured credit facilities discussed in Note 8, have a recorded value which is a reasonable estimate of their fair value due to their variable interest rate and are thus considered Level 2 items in accordance with the fair value hierarchy as LIBOR and SOFR rates are observable at commonly quoted intervals for the full terms of the loans.

Investment in related party: Investments in related party is initially measured at fair value which is deemed to be the cost and subsequently assessed for the existence of any observable market for the Series A Preferred Shares and any observable price changes for identical or similar investments and the existence of any indications for impairment. As per the Company’s assessment no such case was identified as at September 30, 2023.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

The following is a tabular presentation of the non-recurring fair value measurement of Investment in related party.

	September 30, 2023	Significant other observable inputs (Level 2)	Total gain / (loss)
Non-recurring fair value measurements
Investment in related party (Note 4)	117,222,135	117,222,135	—
Total investment in related party	$117,222,135	$117,222,135	$—

Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

12.	Commitments and Contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed (except as disclosed under Note 12 (b)), or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Company is covered for liabilities associated with the vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

(a)  Commitments under long-term lease contracts

The following table sets forth the future minimum contracted lease payments to the Company (gross of charterers’ commissions), based on the Company’s vessels’ commitments to non-cancelable time charter contracts as of September 30, 2023. Non-cancelable time charter contracts include both fixed-rate time charters or charters linked to the Baltic Dry Index (“BDI”). For index linked contracts, contracted lease payments have been calculated using the BDI linked rate as measured at the commencement date.

In addition, certain of the variable-rate contracts have the option at the Company’s option to convert to a fixed rate for a predetermined period, in such cases where lease payments have been converted to a fixed rate, the minimum contracted lease payments for this period are calculated using the agreed converted fixed rate. The calculation does not include any assumed off-hire days.

Twelve-month period ending September 30,	Amount
2024	$36,231,530
Total	$36,231,530

(b) Claims

Following the buyers’ failure to take delivery of M/V Magic Moon, the Company terminated the sale of the vessel under the Memorandum of Agreement, dated March 23, 2023, between the Company and the buyers (the “MoA”). Notably, the MoA required that the buyers deposit 10% of the purchase price into an escrow account administered by the escrow agent as security for completion of the transaction according to the terms and conditions set forth in the MoA and the buyers deposited $1,395,000 into such account prior to their breach of the MoA. The Company accordingly initiated arbitration proceedings during September 2023 for the release of and remittance to the Company of the $1,395,000 deposit held in escrow based on the Company’s position that the buyers’ failure to take delivery of the M/V Magic Moon constituted a default under the MoA. While the Company is unable to provide any assurances as to the ultimate outcome of the case, it believes it will prevail at arbitration.

In light of the ongoing nature of the dispute, the Company has followed the provisions of ASC 450-30-25-1 and has not recorded the expected gain on the sale of the M/V Magic Moon in its financial statements for the nine-months ended September 30, 2023.

Separately, the M/V Magic Moon was arrested by the buyers to secure a claim before the Korean courts for the amount of $1,395,000, equal to the amount of the deposit and the Company paid a counter-security of $1,395,000 for the purpose of lifting the arrest of the vessel. The Company has applied to the Korean courts to decide the issue of the return of the counter-security to Sellers. While the Company is unable to provide any assurances as to the ultimate outcome of the case, it believes it will prevail in its request from the courts in Korea to award to the Company the return of the counter-security. The Company has included the $1,395,000 in ‘Prepaid expenses and other assets’ in the accompanying unaudited condensed consolidated balance sheets incurred in connection with the cash deposit made by the Company for the purpose of lifting the arrest of the M/V Magic Moon.

It is possible that from time to time in the ordinary course of business the Company may be involved in legal proceedings or investigations, which could have an adverse impact on its reputation, business and financial condition and divert the attention of management from the operation of the business. However, the Company believes that the current legal proceedings are not expected to have a material adverse effect on its business, financial position or results of operations.

13.	Earnings Per Common Share:

The Company calculates earnings/(loss) per common share by dividing net income available to common shareholders in each period by the weighted-average number of common shares outstanding during that period, after adjusting for the effect of cumulative dividends on the Series D Preferred Shares, whether or not earned, and only at periods when dividends on the Series D Preferred Shares are contractually allowed to accumulate.

Diluted earnings/(loss) per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. For the nine months ended September 30, 2022, and 2023, the effect of the warrants outstanding during these periods and as of those dates, would be antidilutive, hence were excluded from the computation of diluted earnings per share. If there is a loss from continuing operations, diluted EPS would be computed in the same manner as basic EPS is computed, even if the entity has net income after adjusting for a discontinued operation. The inclusion of the potential common shares from the conversion of outstanding Series D Preferred Shares (Note 10) (calculated with the “if converted” method) in diluted EPS from continuing operations would have anti-dilutive effect, therefor basic EPS and diluted EPS are the same for continuing operations, discontinued operations and net income.

For more information on the terms and conditions of the warrants, please refer to Note 11 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 Annual Report.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

13.	Earnings Per Common Share (continued):

The components of the calculation of basic and diluted earnings per common share are as follows:

	Nine months ended September 30,	Nine months ended September 30,
	2022	2023
Net income / (loss) and comprehensive income /(loss) from continuing operations, net of taxes	$58,697,035	$(3,710,568)
Net income and comprehensive income from discontinued operations, net of taxes	26,182,107	17,339,332
Net income and comprehensive income	84,879,142	13,628,764
Dividend on Series D Preferred Shares	—	(381,944)
Deemed dividend on Series D Preferred Shares	—	(73,023)
Net income attributable to common Shareholders	84,879,142	13,173,797
Weighted average number of common shares outstanding, basic	94,610,088	95,403,071
Effect of dilutive shares	—	—
Weighted average number of common shares outstanding, diluted	—	95,403,071
Earnings / (loss) per common share, basic and diluted, continuing operations	0.62	(0.04)
Earnings per common share, basic and diluted, discontinued operations	0.28	0.18
Earnings per common share, basic and diluted, total	0.90	0.14

14.	Total Vessel Revenues:

The following table includes the voyage revenues earned by the Company in each of the nine-month periods ended September 30, 2022, and 2023, as presented in the accompanying unaudited interim condensed consolidated statements of comprehensive income:

	Nine months ended September 30,	Nine months ended September 30,
	2022	2023
Time charter revenues	118,920,093	71,151,984
Total Vessel revenues	$118,920,093	$71,151,984

During each of the nine-month periods ended September 30, 2022 and 2023, the Company generated its revenues from time charters.

The Company typically enters into fixed rate or index-linked rate charters with an option to convert to fixed rate time charters ranging from one month to twelve months and in isolated cases on longer terms depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner protective restrictions discussed below. Time charter agreements may have extension options ranging from months, to sometimes, years. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carries only lawful and non-hazardous cargo.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

15.	Vessel Operating Expenses and Voyage Expenses:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	Nine months ended September 30,	Nine months ended September 30,
Vessel Operating Expenses	2022	2023
Crew & crew related costs	15,723,596	16,727,397
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	8,819,836	6,931,979
Lubricants	1,794,793	2,072,698
Insurances	2,424,640	2,689,044
Tonnage taxes	591,924	672,140
Other	1,596,158	2,724,747
Total Vessel operating expenses	$30,950,947	$31,818,005

	Nine months ended September 30,	Nine months ended September 30,
Voyage expenses	2022	2023
Brokerage commissions	1,426,530	1,272,273
Brokerage commissions- related party	1,535,676	933,597
Port & other expenses	606,077	565,643
Bunkers consumption	1,969,645	997,988
(Gain)/loss on bunkers	(3,390,207)	200,932
Total Voyage expenses	$2,147,721	$3,970,433

16.	General and Administrative Expenses:

General and administrative expenses are analyzed as follows:

	Nine months ended September 30,	Nine months ended September 30,
	2022	2023
Audit fees	$347,513	$219,207
Non-executive directors’ compensation	54,000	54,000
Professional fees and other expenses	2,652,211	1,829,446
Administration fees-related party (Note 4(a))	1,350,000	2,299,500
Total	$4,403,724	$4,402,153

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

17.	Interest and Finance Costs:

The amounts in the accompanying unaudited interim consolidated statements of comprehensive income are analyzed as follows:

	Nine months ended September 30,	Nine months ended September 30,
	2022	2023
Interest on long-term debt	$4,474,585	$7,694,631
Amortization of deferred finance charges	551,652	672,441
Other finance charges	105,125	458,222
Total Interest and Finance Costs	$5,131,362	$8,825,294

18.	Segment Information:

In late 2022, the Company acquired two containerships. As a result of the different characteristics of such containerships in relation to the Company’s other operating segments, the Company determined that, with effect from the fourth quarter of 2022, it operated in two reportable segments: (i) dry bulk and (ii) containerships on a continued operations basis. The reportable segments reflect the internal organization of the Company and the way the chief operating decision maker reviews the operating results and allocates capital within the Company. In addition, the transport of dry cargo commodities, which are carried by dry bulk vessels, has different characteristics to the transport of containerized products (carried by containerships). In addition, the transportation of containerized goods, the nature of trade, as well as the trading routes, charterers and cargo handling, is different from the dry-bulk segment.

The table below presents information about the Company’s reportable segments as of and for the nine months ended September 30, 2022, and 2023. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s unaudited interim condensed consolidated financial statements. Segment results are evaluated based on income from operations.

	Nine months ended September 30,		Nine months ended September 30,
	2022		2023
	Dry bulk segment	Total	Dry bulk segment	Container ship segment	Total
Time charter revenues	$118,920,093	118,920,093	$60,508,493	10,643,491	71,151,984
Total vessel revenues	$118,920,093	118,920,093	$60,508,493	10,643,491	71,151,984
Voyage expenses (including charges from related party)	(2,147,721)	(2,147,721)	(3,453,050)	(517,383)	(3,970,433)
Vessel operating expenses	(30,950,947)	(30,950,947)	(27,742,577)	(4,075,428)	(31,818,005)
Management fees to related parties	(4,779,000)	(4,779,000)	(4,932,525)	(516,274)	(5,448,799)
Depreciation and amortization	(13,391,867)	(13,391,867)	(13,244,126)	(3,981,266)	(17,225,392)
Gain on sale of vessel	—	—	6,278,454	—	6,278,454
Segments operating income	$67,650,558	$67,650,558	$17,414,669	$1,553,140	$18,967,809
Interest and finance costs		(5,096,439)			(8,485,041)
Interest income		31,589			1,605,982
Foreign exchange gains/(losses)		130,266			(67,237)
Unrealized gain / (loss) on equity securities		39,756			(13,470,342)
Unallocated corporate general and administrative expenses		(4,403,724)			(4,402,153)
Corporate Interest and finance costs		(34,923)			(340,253)
Corporate Interest income		622,327			600,617
Corporate exchange gains/(losses)		6,571			(5,641)
Dividend income on equity securities		3,528			1,173,072
Dividend income from related party		—			808,889
Gain on sale of equity securities		—			2,636
Net income / (loss) and comprehensive income/(loss) from continuing operations, before taxes		$58,949,509			$(3,611,662)
Net income and Comprehensive income from discontinued operations, before taxes		$26,979,914			$17,513,269
Net income and Comprehensive income, before taxes		$85,929,423			$13,901,607

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

18.	Segment Information (continued):

A reconciliation of total segment assets to total assets presented in the accompanying unaudited condensed consolidated balance sheets of December 31, 2022, and September 30, 2023, is as follows:

	As of December 31, 2022	As of September 30, 2023
Dry bulk segment	$339,599,683	$297,003,774
Containership segment	52,850,927	47,848,171
Cash and cash equivalents (1)	82,336,438	80,394,719
Prepaid expenses and other assets (1)	654,796	176,720,887
Total assets from continuing operations	$475,441,844	$601,967,551
Total assets from discontinued operations	$157,479,104	$—
Total consolidated assets	$632,920,948	$601,967,551

(1)	Refers to assets of other, non-vessel owning, entities included in the unaudited interim condensed consolidated financial statements.

19.	Subsequent Events:

(a)
Sale of the M/V Magic Sun: On October 6, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Sun for a gross sale price of $6.55 million. The vessel is expected to be delivered to its new owners during the fourth quarter of 2023. The Company expects to record during the fourth quarter of 2023 a net gain of approximately $1.0 million, excluding any transaction-related costs.

(b)
Sale of the M/V Magic Phoenix: On October 16, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Phoenix for a gross sale price of $14 million. The vessel is expected to be delivered to its new owners during the fourth quarter of 2023. The Company expects to record during the fourth quarter of 2023 a net loss of approximately $2.6 million, excluding any transaction-related costs.

(c)
Dividend on Series D Preferred Shares:  On October 16, 2023, the Company paid to Toro a dividend (declared on September 25, 2023) amounting to $479,167 on the Series D Preferred Shares for the dividend period from August 7, 2023, to October 14, 2023.

(d)
Warrant Repurchases: On October 6, 2023, the Company repurchased, in privately negotiated transactions with unaffiliated third-party warrantholders, 8,900,000 warrants issued on April 7, 2021 (the “April 7 Warrants”) and 67,864 warrants issued on July 15, 2020 (the “Private Placement Warrants”) for $0.105 per repurchased warrant, or an aggregate purchase price of $0.9 million. The Company agreed that if it at any time prior to January 31, 2024, it repurchases additional April 7 Warrants at a higher price, it will pay the selling warrantholders the difference between the higher repurchase price and $0.105 with respect to the applicable repurchased warrants. Following the repurchase, (i) 10,330,770 April 7 Warrants with an exercise price of $5.53, (ii) no Private Placement Warrants and (iii) 62,344 Class A warrants issued on June 26, 2020 with an exercise price of $2.53, remain outstanding, each exercisable for one common share of Castor.